NEWS RELEASE

Kelso Technologies Inc. (The “Company” or “Kelso”) Canada: TSX: KLS United States: NYSE American: KIQ	May 12, 2020

KELSO TECHNOLOGIES INC. AAR APPROVES FIELD TRIALS FOR NEW STANDARD PROFILE BOTTOM OUTLET VALVE

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX: KLS), (NYSE American: KIQ) reports that the Association of American Railroads (AAR) has approved Kelso's new standard profile (4") bottom outlet valve with a ceramic ball (BOV) for commercial field service trial testing.

The standard profile BOV field service trial joins the Company's low-profile bottom outlet valve currently in field service trial testing - completion of which is required for final AAR approvals.  Low profile designs were popular with some shippers five years ago when Kelso started its BOV development initiatives, but standard profile designs are now preferred by the majority of shippers, especially for products that require heat and steam jackets.  Kelso is committed to complete the field service trials of both low and standard profile BOV.

The continued development of the Company's standard profile BOV has been a direct result of Kelso's new customer driven co-engineering program.  The Company's stakeholders have been key contributors in designing a better performing standard profile BOV.  The co-operative ambition is to significantly diminish the expensive chronic performance problems that are persistent with the traditional bottom outlet valves widely used today.

Both of the Company's patented bottom outlet valves are utilized on rail tank cars for the primary purpose of unloading the contents of the tank.  The BOV is positioned at the lowest point of the tank car so that a full discharge of the tank can be achieved.  They are widely used in the transport of hazardous commodities such as crude oil, ethanol, chemicals, petrochemicals and minerals.  The new field service trial will initially concentrate on molten sulfur and asphalt applications.

The key proprietary design elements for both of the Company's low profile and new standard profile BOV is the use of a more reliable, longer wearing, scratch-resistant and non-corrosive ceramic ball (stainless steel scratches and pits with use causing the BOV to leak).  Also featured is a seat protecting ceramic wiper that allows for seats to remain non-embedded of any debris and impurities collecting at the bottom of the tank car to prevent valve operating seat leaks.  Kelso's new standard profile BOV like the Company's low profile BOV meets the newly adopted handle actuating requirements established by the AAR.  As with all Kelso products the BOV equipment is completely manufactured in the USA and fully machined (fabricated) - Kelso does not use castings as our competitors do.

Kelso's BOV development associates have agreed to meet all the requirements of the AAR field service trial testing for the standard profile BOV.  Their participation will assist in the completion of regulatory processes to gain full AAR approval.  An AAR approved BOV is expected to improve the potential of market adoption by numerous customers.

James R. Bond, CEO and President of the Company comments that, "Over the past several years the Company has developed a much clearer understanding of customer needs and improved our AAR relationships.  The Company continues to invest in our BOV program along with the Company's new ball valve to eventually capitalize on new revenue sources.  The timing of new revenue streams remains conditional on completing AAR testing requirements and final approvals.  The field service trial process is complex, time consuming and very expensive with no guarantee that new equipment will be adopted by customers.  During the BOV field service trial we anticipate that the Company will be allowed to legally sell some valves commercially to support customers' needs generating some early revenue streams.  If and when fully adopted by the rail industry the standard profile BOV could significantly improve the Company's consolidated financial performance."

About Kelso Technologies

Kelso is a diverse product development company that specializes in the design, production and distribution of proprietary service equipment used in transportation applications.  Our reputation has been earned as a designer and reliable supplier of unique high-quality rail tank car valve equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport.  All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release may include, without excluding other considerations, that our standard profile BOV can significantly diminish the expensive chronic performance problems that are persistent in the bottom outlet valves in wide use today;  that participation of our BOV development associates will assist in the completion of regulatory processes to gain full AAR approval;  that an AAR approved BOV is expected to improve the potential of market adoption by numerous customers;  that the timing of new revenue streams remains conditional on completing AAR testing requirements and final approvals;  that during the BOV field service trial we anticipate that the Company will be allowed to legally sell some valves commercially to support customers' needs generating some early revenue streams;  and that if and when fully adopted by the rail industry the standard profile BOV could significantly improve our consolidated financial performance.  Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that our standard profile BOV may not significantly diminish the expensive chronic performance problems that are persistent in the bottom outlet valves in wide use today;  that we be unable to complete the regulatory processes to gain full AAR approval for our BOV;  that the risk that railroad safety regulations and other regulatory approvals may change, be delayed or cancelled;  that the field service trial process is complex, time consuming and very expensive with no guarantee that new equipment will be adopted by customers;  the Company's products may not provide the intended economic or operational advantages;  we may be unable to grow and sustain anticipated revenue streams because of competition or decreased interest in our products; orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share;  costs of production may increase affecting our EBITDA;  we may have to incur debt to keep up with costs and/or technological or product development expenses;  and our new equipment offerings may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com